CHINA RUNJI CEMENT INC.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People’s Republic of China

March 24, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.,
Washington, D.C. 20549-4631

Attention:	Kevin Stertzel Division of Corporation Finance

Dear Sirs:

Re:
China Runji Cement, Inc. (the “Company”)
Form 10-K/A for the Fiscal Year Ended August 31, 2010
Filed February 25, 2011
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Response Letter Dated February 25, 2011
File No. 0-51755

Due to our advisors not being able to prepare a response to the latest questions from the commission, we request an extension to file a response to April 8, 2011.

Yours truly,

/s/ Shouren Zhao

Shouren Zhao
Chairman and CEO